UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 0-19655

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	October 3, 2004

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

TETRA TECH, INC.
Full Name of Registrant

Former Name if Applicable

3475 East Foothill Boulevard
Address of Principal Executive Office (Street and Number)

Pasadena, California 91107
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

As a result of the events summarized below, Tetra Tech, Inc. (the “Company”) will be unable to file its Annual Report on Form 10-K for the period ended October 3, 2004 by the December 17, 2004 due date without unreasonable effort or expense. Accordingly, the Company is extending the filing of its Annual Report on Form 10-K pursuant to Rule 12b-25 under the Securities Exchange Act of 1934, as amended (“Rule 12b-25”).

In a Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on December 17, 2004, the Company announced that it would seek a 15-day extension of the filing deadline for its Annual Report on Form 10-K for the year ended October 3, 2004 pursuant to Rule 12b-25, in order to finalize it restated prior year financial statements.

This filing was based on the December 15, 2004 meeting of the Audit Committee of the Board of Directors of the Company (the “Audit Committee”) at which the Audit Committee and the management of the Company concluded that the financial statements of the Company for the fiscal years ended September 30, 2001, September 29, 2002 and September 28, 2003 should no longer be relied upon.  The Audit Committee agreed with management of the Company that the Company will have to restate its financial statements and related information therein for the fiscal years 2001 through 2003 primarily to reflect the appropriate accounting treatment for certain legal proceedings described in the Company’s Current Report on Form 8-K dated November 17, 2004.  These accounting adjustments will not adversely affect the Company’s fiscal 2004 operating results.

In December 2002, a Washington County Court in Bartlesville, Oklahoma rendered a judgment for $4.1 million and unquantified legal fees against the Company in a contract dispute with Horsehead Industries, Inc., doing business as Zinc Corporation of America (“ZCA”).  Prior to this judgment, in April 2002, the Court dismissed with prejudice the Company’s counter-claims relating to receivables due from ZCA and other costs.  In February 2004, the Court ordered the Company to pay ZCA approximately $2.6 million in attorneys’ and consultants’ fees and expenses, together with post-judgment interest.  The Company recorded a $4.1 million reserve related to this judgment in fiscal 2002.  The Company has posted bonds and filed appeals with respect to the judgment and the associated award for fees and expenses, and is also pursuing other legal alternatives related to the case.

In a separate matter, the Company had a net receivable of $1.0 million from a Washington-based company as of September 30, 2002 relating to a design and construction contract.  Disputes arose during fiscal 2001 and fiscal 2002, and although the Company is continuing its attempts to recover amounts directly from the contractor and third parties, it is unclear whether these efforts will be successful.

The Company’s restatements result from a determination that certain charges related to the matters described above should have been recorded primarily in fiscal 2002 and, to a lesser extent, in fiscal 2001 and fiscal 2003.  The Company is also finalizing its evaluation of several other minor issues and expects to complete its work shortly.  The Company expects that the aggregate effect on income, net of tax, will range from $3.0 million to $5.0 million during the three-year period.  Accordingly, the previously issued financial statements for these periods should no longer be relied upon.  These adjustments are subject to audit by the Company’s prior independent auditors.

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	David W. King	(626)	351-4664
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes			☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously disclosed, the Company’s results of operations for the fourth quarter of fiscal 2004, to be included in its Form 10-K for fiscal 2004, are significantly different than its results for the fourth quarter of fiscal 2003. For further information, reference is made to the Company’s Current Report on Form 8-K dated November 17, 2004.

TETRA TECH, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	December 17, 2004	By	/s/ David W. King
Executive Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.

One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.

Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).